PGIM Funds
655 Broad Street
Newark, New Jersey 07102

November 23, 2020

VIA EDGAR SUBMISSION

Mr. David Manion

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PGIM Mutual Funds

Dear Mr. Manion:

On October 23, 2020, you provided comments to the undersigned relating to the review by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) of certain annual shareholder report filings for various investment company registrants, which are collectively known as the PGIM Funds (each of which may be referred to as a “Fund” and collectively as the “Funds”). The specific Funds covered by the Staff’s review are listed in Attachment “A” to this letter.

This letter responds to your comments. For your convenience and reference, I have summarized the comments in this letter and provided the Funds’ response below each such comment.

1.

Comment: ASC 815 derivatives volume disclosure states the average volume of derivatives but there is no frequency included in the disclosure within the Schedule of Investments. Please include in the shareholder reports going forward. This comment applies to all Funds’ highlighted in Exhibit A.

Response: In response to this comment, we will begin to disclose the frequency which is quarterly starting with the shareholder reports in September 30, 2020.

2.

Comment: Funds’ that have exposure to Level 3 securities (i.e. PGIM High Yield Fund) the required disclosures do not appear to be presented in accordance with ASC 820-10-50-2BBB2 which requires certain quantitative inputs and techniques used to measure fair value.  In addition, ASC 820-10-50-2 requires a narrative description of the sensitivity of changes to unobservable inputs for Level 3 securities.

Response:  PGIM High Yield Fund’s disclosures on inputs and techniques with respect to unobservable inputs are included on page 48 of the Annual Report for the year ended August 31, 2019. Disclosures and sensitivity with respect to input ranges are subject to materiality as outlined in ASU 2018-13, taking into account the aggregate value of Level 3 securities of a fund’s net assets at either the beginning or the ending of the reporting period.

3.

Comment: Please discuss in correspondence how the Jennison Small Company Fund views liquidity (i.e. thinly traded or microcap securities), especially where the size of a Fund’s position may be significant to daily trading activity in those securities; include general market data and other factors that are used to assess the liquidity of these securities.

Response: We note that as of September 30, 2020, substantially all of the Fund’s portfolio holdings are considered highly liquid and 100% of the Fund’s securities are level 1 securities (i.e., unadjusted quoted prices generally in active markets for identical securities).  We also note that for the 12-month period ended September 30, 2020, the Fund had a portfolio turnover rate of 58%, which demonstrates active market transactions.  The Fund’s portfolio managers are aware of the liquidity characteristics of their portfolio to ensure that each fund maintains an appropriate profile to support future redemptions without harming existing shareholders. Factors such as the average daily trading volume, ownership of the total shares available to trade for an individual issuer and ownership of an individual position in relation to the Fund’s total market value are all considerations. These data points are also periodically reviewed at both the strategy and firm level.  Additionally, the subadviser’s equity traders continuously communicate with a range of brokers, maintaining up-to-the-minute information on the equity markets and enabling them to interact effectively with markets to implement the subadviser’s investment decisions. Jennison’s trading professionals are in constant communication with portfolio managers, as well, informing them when issues of liquidity or significant market impact arise so that the team can act accordingly.

4.

Comment: The PGIM Balanced Fund, PGIM Total Return Bond Fund and PGIM Short Duration Multi-Sector Bond Fund hold different residential mortgage backed securities (“RMBS”). Some are classified under asset backed securities (“ABS”) and some are classified separately within the same portfolio as RMBS. Please discuss in correspondence the differences in these classifications.

Response: We reviewed the securities that are classified differently in the Schedule of Investments and feel they are disclosed appropriately and are also consistent with how they are classified on Bloomberg.

5.

Comment: The staff notes that the PGIM Global Total Return Bond, PGIM Global Total Return USD Hedged, PGIM Total Return Bond and PGIM Short Duration Multi-Sector Bond Funds have significant exposure to asset backed securities (“ABS”) and collateralized loan obligations (“CLOs”). However, while the Summary Prospectus for each Fund discusses mortgage-backed securities, there is no discussion of ABS or CLO’s in the Summary Prospectus. In addition, we note that PGIM Global Total Return Fund and PGIM Total Return Bond Fund disclose ABS risk, while the other Funds do not.  Given that the Funds have similar exposure to these instruments, please align disclosure in the shareholder reports, Summary Prospectus and Prospectus.

Response:  To the extent that a Fund has significant exposure to ABS and CLOs, appropriate disclosure will be added to the Fund’s investment strategies and risks as part of the Fund’s Summary Prospectus, Prospectus, and shareholder reports.

6.

Comment: The Jennison 20/20 Focus Fund, Jennison Natural Resources Fund and PGIM Select Real Estate Fund have been identified in the annual report as non-diversified however the funds appear to be operating as diversified funds. If they have been operating as diversified funds for more than three years, please confirm that the Funds will receive shareholder approval prior to changing its status back to non-diversified as outlined in Section 13(a)(1) under Investment Company Act of 1940, as amended (the “1940 Act”).  This comment may also apply to other funds highlighted in Exhibit A.

Response:  We have confirmed that there is monitoring in place with respect to each Fund’s classification as diversified or non-diversified under Section 5(b) of the 1940 Act, and to the extent that a Fund’s classification is no longer appropriate, that classification change will be made in accordance with the rules and regulations of the 1940 Act.  We note that, under the 1940 Act, a fund can change its classification from non-diversified to diversified without shareholder approval.

7.

Comment:  The PGIM Ultra Short Bond ETF has certificates of deposit (“CDs”) classified as long-term investments and some are classified as short-term investments in the Schedule of Investments. Please explain the differences in their classifications.

Response:  The CDs that are classified as long-term investments had at the time of acquisition a maturity date that was greater than one year so are considered long-term investments per Form N-1A rules.

8.

Comment: The funds within the ETF Trust had differences between how the fee arrangement were disclosed within the prospectus and the financial statements.  The Prospectus states: “The management agreement between PGIM ETF Trust (the Trust) and PGIM Investments LLC (PGIM Investments) (the Management Agreement) provides that PGIM Investments will pay all operating expenses of the Fund, except for certain expenses, including but not limited to, interest expenses, taxes, brokerage expenses, future Rule 12b-1 fees (if any), acquired fund fees and expenses, and the management fee payable to PGIM Investments under the Management Agreement.  The financial statements state: “Under the unitary fee structure, the Manager is responsible for paying substantially all the expenses of the Fund, costs of borrowing money (including interest expenses and any loan commitment or other associated fees), taxes, acquired fund fees and expenses, brokerage fees, costs of holding shareholder meetings, litigation, indemnification and extraordinary expenses.” Please discuss in correspondence which fee arrangement is being applied to the Funds.

Response:  The fee arrangement outlined in the prospectus has the fee arrangement being applied to the Funds. The annual shareholder reports at August 31, 2020, were updated to be in line with the prospectus.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 716-6422.  Thank you for your assistance in this matter.

Sincerely yours,

/s/ Patrick McGuinness
            Patrick McGuinness
            Director & Corporate Counsel

Exhibit A

File No	Registrant Name	Series Name	Year End Date
811-22632	PGIM High Yield Bond Fund, Inc.	PGIM High Yield Bond Fund, Inc.	5/31/2020
811-22724	PGIM Global High Yield Fund, Inc.	PGIM Global High Yield Fund, Inc.	7/31/2020
811-07064	TARGET PORTFOLIO TRUST	PGIM CORPORATE BOND FUND	7/31/2020
811-07064	TARGET PORTFOLIO TRUST	PGIM QMA SMALL-CAP VALUE FUND	7/31/2020
811-07064	TARGET PORTFOLIO TRUST	PGIM CORE BOND FUND	7/31/2020
811-02619	PRUDENTIAL Government Money Market Fund, INC.	PGIM Government Money Market Fund	7/31/2020
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM Jennison Small-Cap Core Equity Fund	7/31/2020
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM QMA Commodity Strategies Fund	7/31/2020
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM Core Conservative Bond Fund	7/31/2020
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM QMA Mid-Cap Core Equity Fund	7/31/2020
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM QMA US Broad Market Index Fund	7/31/2020
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM TIPS Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PGIM Jennison Diversified Growth Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PGIM Jennison Rising Dividend Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One 2015 Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One 2020 Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One 2025 Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One 2030 Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One 2035 Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One 2040 Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One 2045 Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One 2050 Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One 2055 Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One 2060 Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One Income Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	Prudential Day One 2065 Fund	7/31/2020
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PGIM 60/40 Allocation Fund	7/31/2020
811-02896	PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 15	PGIM High Yield Fund	8/31/2019
811-02896	PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 15	PGIM Short Duration High Yield Income Fund	8/31/2019
811-23324	PGIM ETF Trust	PGIM Ultra Short Bond ETF	8/31/2019
811-23324	PGIM ETF Trust	PGIM Active High Yield Bond ETF	8/31/2019
811-23324	PGIM ETF Trust	PGIM QMA Strategic Alpha International Equity ETF	8/31/2019
811-23324	PGIM ETF Trust	PGIM QMA Strategic Alpha Large-Cap Core ETF	8/31/2019
811-23324	PGIM ETF Trust	PGIM QMA Strategic Alpha Small-Cap Growth ETF	8/31/2019
811-23324	PGIM ETF Trust	PGIM QMA Strategic Alpha Small-Cap Value ETF	8/31/2019
811-02992	PRUDENTIAL NATIONAL MUNI FUND, INC.	PGIM NATIONAL MUNI FUND	8/31/2019
811-03336	PRUDENTIAL JENNISON BLEND FUND, INC.	PGIM Jennison Blend Fund	8/31/2019
811-04024	PRUDENTIAL INVESTMENT PORTFOLIOS 6	PGIM CALIFORNIA MUNI INCOME FUND	8/31/2019
811-04864	PRUDENTIAL INVESTMENT PORTFOLIOS 7	PGIM JENNISON VALUE FUND	8/31/2019
811-07811	PRUDENTIAL JENNISON MID-CAP GROWTH FUND, INC.	PGIM JENNISON MID-CAP GROWTH FUND	8/31/2019
811-03084	PRUDENTIAL JENNISON SMALL CO FUND, INC.	PGIM JENNISON SMALL COMPANY FUND	9/30/2019
811-06677	PRUDENTIAL INVESTMENT PORTFOLIOS 8	PGIM QMA STOCK INDEX FUND	9/30/2019
811-07343	PRUDENTIAL INVESTMENT PORTFOLIOS, INC.	PGIM BALANCED FUND	9/30/2019
811-07343	PRUDENTIAL INVESTMENT PORTFOLIOS, INC.	PGIM JENNISON FOCUSED VALUE FUND	9/30/2019
811-07343	PRUDENTIAL INVESTMENT PORTFOLIOS, INC.	PGIM JENNISON GROWTH FUND	9/30/2019
811-07343	PRUDENTIAL WORLD FUND, INC.	PGIM Emerging Markets Debt Local Currency Fund	10/31/2019
811-07343	PRUDENTIAL WORLD FUND, INC.	PGIM Jennison Emerging Markets Equity Opportunities Fund	10/31/2019
811-07343	PRUDENTIAL WORLD FUND, INC.	PGIM Jennison Global Infrastructure Fund	10/31/2019
811-07343	PRUDENTIAL WORLD FUND, INC.	PGIM Jennison Global Opportunities Fund	10/31/2019
811-07343	PRUDENTIAL WORLD FUND, INC.	PGIM Jennison International Opportunities Fund	10/31/2019
811-07343	PRUDENTIAL WORLD FUND, INC.	PGIM QMA International Equity Fund	10/31/2019
811-07343	PRUDENTIAL WORLD FUND, INC.	Emerging Markets Debt Hard Currency Fund	10/31/2019
811-04661	PRUDENTIAL GLOBAL TOTAL RETURN FUND, INC.	PGIM Global Total Return Fund	10/31/2019
811-04661	PRUDENTIAL GLOBAL TOTAL RETURN FUND, INC.	PGIM Global Total Return (USD Hedged) Fund	10/31/2019
811-05206	PRUDENTIAL JENNISON NATURAL RESOURCES FUND, INC.	PGIM Jennison Natural Resources Fund	10/31/2019
811-07215	PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 17	PGIM Short Duration Multi-Sector Bond Fund	10/31/2019
811-07215	PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 17	PGIM TOTAL RETURN BOND FUND	10/31/2019
811-08085	PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 10	PGIM Jennison Global Equity Income Fund	10/31/2019
811-08085	PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 10	PGIM QMA MID-CAP VALUE FUND	10/31/2019
811-08565	PRUDENTIAL INVESTMENT PORTFOLIOS 12	PGIM GLOBAL REAL ESTATE FUND	10/31/2019
811-08565	PRUDENTIAL INVESTMENT PORTFOLIOS 12	PGIM Jennison Technology Fund	10/31/2019
811-08915	PRUDENTIAL INVESTMENT PORTFOLIOS 16	PGIM INCOME BUILDER FUND	10/31/2019
811-09101	PRUDENTIAL INVESTMENT PORTFOLIOS 9	PGIM Absolute Return Bond Fund	10/31/2019
811-09101	PRUDENTIAL INVESTMENT PORTFOLIOS 9	PGIM International Bond Fund	10/31/2019
811-09101	PRUDENTIAL INVESTMENT PORTFOLIOS 9	PGIM QMA LARGE-CAP CORE EQUITY FUND	10/31/2019
811-09101	PRUDENTIAL INVESTMENT PORTFOLIOS 9	PGIM Real Estate Income Fund	10/31/2019
811-09101	PRUDENTIAL INVESTMENT PORTFOLIOS 9	PGIM Select Real Estate Fund	10/31/2019
811-09805	PRUDENTIAL INVESTMENT PORTFOLIOS 3	PGIM Global Dynamic Bond Fund	10/31/2019
811-09805	PRUDENTIAL INVESTMENT PORTFOLIOS 3	PGIM Real Assets Fund	10/31/2019
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM QMA Emerging Markets Equity Fund	10/31/2019
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM QMA International Developed Markets Index Fund	10/31/2019
811-03175	PRUDENTIAL SECTOR FUNDS, INC.	PGIM Jennison Financial Services Fund	11/30/2019
811-03175	PRUDENTIAL SECTOR FUNDS, INC.	PGIM Jennison Health Sciences Fund	11/30/2019
811-03175	PRUDENTIAL SECTOR FUNDS, INC.	PGIM Jennison Utility Fund	11/30/2019
811-08587	PRUDENTIAL INVESTMENT PORTFOLIOS 18	PGIM JENNISON 20/20 FOCUS FUND	11/30/2019
811-08587	PRUDENTIAL INVESTMENT PORTFOLIOS 18	PGIM Jennison MLP Fund	11/30/2019
811-05594	PRUDENTIAL SHORT-TERM CORPORATE BOND FUND, INC.	PGIM SHORT-TERM CORPORATE BOND FUND	12/31/2019